

January 20, 2015

<u>Via E-mail</u>
Suresh C. Senapaty
Chief Financial Officer and Executive Director
Wipro Limited
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India

> **Re: Wipro Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2014**
> **Filed May 19, 2014**
> **Form 6-K filed July 28, 2014**
> **Form 6-K filed October 30, 2014**
> **File No. 001-16139**

Dear Mr. Senapaty:

We have reviewed your letter dated December 22, 2014 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 24, 2014.

<u>Form 6-K filed July 28, 2014</u>

<u>Exhibit 99.3</u>

1.   We have reviewed your response to prior comment 2 and we are unable to concur with your assertion that the subject financial information need not be filed on Form 6-K. It appears that the financial information made public on your website may constitute material information to security holders that should be disclosed in a Form 6-K. Please tell us what consideration was given to determining whether the Condensed Consolidated Interim Financial Statements under IFRS provided on your web-site constitutes material

additional information that should be provided to shareholders. Refer to General
Instruction B of Form 6-K.

Form 6-K filed October 30, 2014

Exhibit 99.3

2.   We note your response to prior comment 3 that the interim financial results have been
audited by your statutory auditor and that the Exhibit reflects the financial information in
the form and substance required by the Indian stock exchange. In future Forms 6-K,
please modify the financial result's "audited" title with clarifying language to indicate
that these are statutorily audited statements.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney,
Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial
statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief